SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                        FIRST ENTERTAINMENT HOLDING CORP.
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                                (Name of Issuer)

                    Common Stock, par value $.008 per share
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                         (Title of Class of Securities)

                                   320080203
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                                 (CUSIP Number)

                               Mr. Michael Deutsch
                                  Balzac, Inc.
                                  1107 Broadway
                            New York, New York 10010
                                 (212) 255-1700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 19, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320080203               SCHEDULE 13D                 Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Balzac, Inc.
      13-3858192
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      Not Applicable
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        590,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               590,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      590,000
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.914%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages


Item 1. Security and Issuer

      This statement relates to the shares of common stock, par value $.008 per share ("Common Stock"), of First Entertainment Holding Corp., a Nevada corporation (the "Company") with principal executive offices located at 7887 East Bellview, Suite 1114, Englewood, CO 80111. This statement constitutes Amendment No. 3 to the Schedule 13D filing of Balzac, Inc., originally filed with the Securities and Exchange Commission on June 11, 1996 and amended on June 8, 1999 (collectively the "Fillings").

      Except as disclosed herein, there has been no change in the information previously reported in the Fillings

Item 5. Interest in Securities of Issuer

      Item 5 is amended by the following:

      (a) amending and restating subsection (a) in its entirety as follows:

      The Reporting Person is the beneficial owner of 90,100 shares of Common Stock and warrants (subject to antidilution provisions) to purchase 499,900 shares of Common Stock at an exercise price of $1.00 per share, which, collectively represent approximately 9.914% of the shares of the Common Stock outstanding.

      (b) amending and restating subsection (b) in its entirety as follows:

      The Reporting Person has the sole power to vote 90,100 shares of Common Stock abd the sole power to dispose of 90,100 shares of Common Stock and warrants to purchase 499,900 shares of Common Stock (subject to antidilution provisions).

      (c) amending and restating subsection (k) it its entirety as follows:

      In a series of open market brokerage transactions from July 9, 1999 to July 19, 1999, the Reporting Person sold 741,025 shares of Common Stock at prices ranging from $1.71875 to $4.125 per share for a total of $1,843,982.45.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 is amended by adding the following:

      Pursuant to an April 1997 agreement between the Company and the Reporting Person, the Reporting Person is required to sell (if permitted by applicable securities laws) a minimum of 25,000 shares of Common Stock per quarter, remitting a portion of each such sale to the Company. After forty months from the date of the agreement, any

                                                               Page 4 of 5 Pages

unsold Common Stock will revert to the Company so long as the Company has complied with certain conditions.

      Pursuant to an agreement between the Reporting Person and Bernard Kraft, formerly chief financial officer of the Reporting Person, Mr. Kraft has the right to instruct the Reporting Person to sell up to 75,000 shares of Common Stock and to remit a portion of the proceeds from such sales to him.

                                                               Page 5 of 5 Pages

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 22, 1999

                                          BALZAC, INC.


                                          By: /s/ Lisa Pamintuan
                                              ----------------------------------
                                              Lisa Pamintuan, President